Digital Ally, Inc.

6366 College Blvd.

Overland Park, KS 66211

June 17, 2025

Via EDGAR

Jenny O’Shanick and Asia Timmons-Pierce

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Digital Ally, Inc.
Post-Effective Amendment No. 1 to Registration Statement on Form S-1
Filed May 2, 2025
File No. 333-284448

Ladies and Gentlemen:

This correspondence responds to the comments received from the staff of the Securities and Exchange Commission (the “Staff”) regarding the above-mentioned Post-Effective Amendment No. 1 to Registration Statement on Form S-1 filed on May 2, 2025 (“Post-Effective Amendment No. 1”) by Digital Ally, Inc. (the “Company”, “we”, “us” or “our”). For convenience, the Staff’s comments are restated below in bold text, with the comments followed by our responses. We are concurrently filing with this letter Amendment No. 2 to the Registration Statement on Form S-1 (“Post-Effective Amendment No. 2”).

Post-Effective Amendment No. 1 to Registration Statement on Form S-1

General

1.	We note that this post-effective amendment was filed to add Exhibit No. 23.1, Consent of RBSM LLP. Please revise to include a complete prospectus and to provide the disclosures in the respective sections as requested in our comments below.

Response: In response to the Staff’s comment, we respectfully submit that we have revised Post-Effective Amendment No. 1 to include a complete prospectus and to provide the disclosures in the respective sections as requested in your comments in Post-Effective Amendment No. 2. All historical share and per-share amounts reflected throughout Post-Effective Amendment No. 2 have been adjusted to reflect the one-for-twenty reverse stock split that became effective as of 5:30 p.m. Eastern Time on May 6, 2025 (the “First Reverse Stock Split”) and the one-for-one hundred reverse stock split that became effective at 5:30 p.m. Eastern Time on May 22, 2025 (the “Second Reverse Stock Split”, and together with the First Reverse Stock Split, the “Reverse Stock Splits”) as if the Reverse Stock Splits occurred as of the earliest period presented. The par value per share of the Company’s common stock was not affected by the Reverse Stock Splits. Post-Effective Amendment No. 2 relates solely to the registration of shares of common stock issuable upon exercise of Series A Warrants to purchase one share of common stock and Series B Warrants to purchase one share of common stock that were previously sold in connection with a firm commitment, underwritten offering that closed on February 14, 2025.

Cover Page

2.	We note that this registration statement covers shares underlying Series A and Series B Warrants that contain reset and/or “alternate cashless exercise” features. In the appropriate locations throughout your prospectus, your disclosure should emphasize that the number of shares issuable upon the exercise of the warrants under the reset provision increases as your stock price falls deeper below the initial exercise price of the warrants. In addition, in order to reflect the actual dilutive features of these securities, please compare the number of shares issuable to the number of shares that are currently outstanding. To the extent that the 79,787,234 shares registered here is insufficient to cover the aggregate number of shares to be issued upon exercise of the warrants, please be advised that a new registration statement might be required.

Response: In response to the Staff’s comment, we respectfully submit that we have revised the disclosure on the cover page and on pages 4 and 31 of Post-Effective Amendment No. 2.

3.	We note your references in your prospectus to an “alternate cashless exercise” of the Series B Warrants. The term “cashless exercise” is generally understood to allow a warrant holder to exercise a warrant without paying cash for the exercise price and reducing the number of shares receivable by the holder by an amount equal in value to the aggregate exercise price the holder would otherwise pay to exercise the warrants. In cashless exercises, it is expected that the warrant holder receives fewer shares than they would if they opted to pay the exercise price in cash. Please clarify your disclosure throughout the prospectus by removing the references to “alternate cashless exercise” and exclusively using the term “zero exercise price” or another appropriate term that conveys that, in addition to the company receiving no cash upon the “alternate cashless exercise,” the warrant holders would be entitled to receive more shares than they would under the cash exercise terms.

Response: In response to the Staff’s comment, we respectfully submit that we have revised the disclosure on the cover page and on pages 4, 17, 26, 27 and 30 of Post-Effective Amendment No. 2.

4.	With respect to the Series B Warrants with an “alternate cashless exercise” feature, please revise the cover page narrative and Prospectus Summary to explain, if true, that as a result of this feature you do not expect to receive any cash proceeds from the exercise of the Series B Warrants because it is highly unlikely that a warrant holder would wish to pay an exercise price to receive one share of common stock when they could choose the “alternate cashless exercise” option and pay no money to receive more than one share. Further, please supplement your Use of Proceeds disclosure by quantifying the amount of proceeds to the issuer assuming that no funds are received from the exercise of the Series B Warrants.

Response: In response to the Staff’s comment, we respectfully submit that we have revised the disclosure on the cover page and on pages 4, 17 and 23 of Post-Effective Amendment No. 2. We respectfully note for the Staff that our Use of Proceeds disclosure on page 23 already quantifies the amount of proceeds to the issuer assuming that no funds are received from the exercise of the Series B Warrants.

5.	We note your disclosure in the header that you are offering up to 79,787,234 Series B Warrants to “purchase” up to 79,787,234 shares of common stock. Given the existence of the “alternate cashless exercise” provision, it appears that those warrants will be exercised without any purchase payment. Accordingly, revise the header to reflect that the Series B Warrants have a zero exercise price or no exercise price option.

Response: In response to the Staff’s comment, we respectfully submit that we have revised the disclosure on the header of Post-Effective Amendment No. 2.

Risk Factors

Risks Related to this Offering and the Ownership of Our Securities

You will experience immediate and substantial dilution..., page 18

6.	We note the potential for substantial dilution from the “alternate cashless exercise” and reset provisions. With reference to the disclosure on page 18, please revise the risk factor disclosure, or add a new risk factor, to address potential dilution from the “alternate cashless exercise” and reset provisions that could adjust upward the number of shares of common stock underlying the Series A and Series B Warrants. The risk factor should disclose the maximum number of shares that may be issuable upon exercise of the warrants.

Response: In response to the Staff’s comment, we respectfully submit that we have revised the disclosure on the cover page and on pages 4 and 17 of Post-Effective Amendment No. 2.

We have been notified by Nasdaq of our failure to comply with certain continued listing requirements..., page 21

7.	Please revise this risk factor to disclose that this offering could cause your common stock price to fall below the minimum bid price, which could result in its shares being delisted from Nasdaq. Further, we note your Form 8-K filed on May 7, 2025 that you effected a one-for-twenty reverse stock split on May 6, 2025. Revise your prospectus to disclose this event. Finally, we note that the same Form 8-K discussed that your stockholders approved another reverse stock split on May 7, 2025 ranging from one-for-five to one-for-one hundred. Please revise to clarify if you intend to effectuate another potential reverse stock split and, if so, disclose the proposed ratio.

Response: In response to the Staff’s comment, we respectfully submit that we have revised the disclosure on the cover page and on pages 1, 4, 20 and 31 of Post-Effective Amendment No. 2.

We hope the foregoing has been responsive to your comments. If you have any questions or comments regarding the foregoing, please contact Joseph E. Segilia, Esq. at (212) 660-3027 or jsegilia@sullivanlaw.com.

Very truly yours,

/s/ Stanton E. Ross
Stanton E. Ross
Chairman and Chief Executive Officer
Digital Ally, Inc.

cc:	David E. Danovitch, Esq., Sullivan & Worcester LLP Joseph E. Segilia, Esq., Sullivan & Worcester LLP Aaron M. Schleicher, Esq., Sullivan & Worcester LLP